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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	DECEMBER 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
AMERICAN POST TENSION, INC.

Full Name of Registrant
MAGIC COMMUNICATIONS, INC.

Former Name if Applicable

1179 Center Point Drive

Address of Principal Executive Office (Street and Number)
Henderson, Nevada 89074

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On December 28, 2006, Magic Communications, Inc. (“Magic”) entered into a Memorandum of Understanding with Post Tension of Nevada (“PTNV”), which became firm and was announced in a Current Report on Form 8-K, filed with the SEC on February 20, 2007. On April 12, 2007, a Current Report on Form 8-K filed with the SEC reported the completion of the definitive Agreement and Plan of Merger (the “Merger Agreement”) with PTNV and PTNV Acquisition Corp, a Florida corporation and a wholly-owned subsidiary of Magic (“Acquisition Corp.”). The Merger Agreement provided that, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Corp. would merge with and into PTNV (the “Merger”). As a result of the Merger, PTNV became a wholly-owned subsidiary of Magic. Each outstanding share of PTNV common stock was converted into the right to receive 10,160.064 shares of Magic’s common stock as set forth in the Merger Agreement. Under the terms of the Merger Agreement at closing, Magic issued, and the PTNV stockholders received, in a tax-free exchange, shares of Company common stock such that PTNV stockholders now own approximately 90% of the issued and outstanding shares of the Company. Magic Communications, Inc., subsequent to the Merger, changed its name to American Post Tension, Inc. (“APTI”) on September 24, 2007.
     PTNV issued 526 shares of common stock to consultants and advisors prior to the consummation of the Merger. The shares were exchanged for 5,327,840 shares of common stock of American Post Tension, Inc. upon the consummation of the Merger. PTNV issued 10 shares of common stock to employees prior to the consummation of the Merger that were converted into 101,600 shares of Magic upon the consummation of the Merger.
     The 5,327,840 shares of common stock and 101,600 shares of common stock were originally valued at $0.16 per share. On November 30, 2007, our Board of Directors created a Special Committee comprised of the two independent directors to work with the Company’s current Chief Financial Officer to conduct a voluntary, internal review of the Company’s recording and valuation of stock issued to employees and consultants related to the merger transaction completed by the Company in April 2007. The Special Committee retained outside counsel and a valuation expert to assist with this review. Based on the final report issued by the Company’s retained valuation expert, the Special Committee determined that the prior valuation of $0.16 per share recorded by the Company should be adjusted to a revised fair market value of $0.36 per share. The valuation expert considered various factors including the restrictive period of transferability associated with the shares issued, lack of marketability and other factors in determining the fair market value of the shares of common stock issued.
     Due to the complexity and uncertainty regarding the proper valuation of the stock issued to employees and consultants, the Company and its auditor have been in contact with the SEC in an attempt to obtain guidance to resolve the issue. As of the date hereof, we have not been able to resolve this issue.
     In addition, our auditor is unable to issue its opinion on our financial statements to be included in the Form 10-K because it has not received all confirmations necessary to complete the audit.
     When filed, we expect that our Annual Report on Form 10-K will disclose the existence of a deficiency in our internal control over financial reporting, namely that effective controls, including monitoring, were not maintained to ensure the existence, completeness, accuracy, valuation and documentation of discussions between our prior Chief Financial Officer and our external counsel, auditors and consultants with regard to stock-based compensation. This control deficiency resulted in the misstatement of our restricted stock-based compensation expense and related disclosures, and will result in the need to restate our consolidated financial statements for the quarter ended June 30, 2007 and for the quarter ended September 30, 2007 in an amount to be determined based, in part, on the valuation of the stock issued to our employees and consultants.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Dean Homayouni	702	565-7866
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously disclosed on November 30, 2007, our Board of Directors created a Special Committee comprised of the two independent directors to work with the Company’s current Chief Financial Officer to conduct a voluntary, internal review of the Company’s recording and valuation of stock issued to employees and consultants related to the merger transaction completed by the Company in April 2007. The Special Committee retained outside counsel and a valuation expert to assist with this review. PTNV issued 526 shares of common stock to consultants and 10 shares of common stock to employees prior to the Merger, which were converted into 5,327,840 shares of common stock and 101,600, respectively, as a result of the Merger. Based on the final report issued by the Company’s retained valuation expert, the Special Committee determined that the prior valuation of $0.16 per share recorded by the Company should be adjusted to a revised fair market value of $0.36 per share. The valuation expert considered various factors including the restrictive period of transferability associated with the shares issued, lack of marketability and other factors in determining the fair market value of the shares of common stock issued. The additional expense of $0.20 per share of common stock issued would result in an additional non-cash compensation expense of $1,085,488 during the three months ended June 30, 2007.
     There was no effect upon the balance sheet accounts as reported in the Quarterly Report on Form 10-Q for the three months ended June 30, 2007. As a result of the Merger, as the acquired entity’s shareholders exercise control over the Company, the transaction is deemed to be a capital transaction whereby the Company is treated as a non-business entity. Therefore, the accounting for the business combination is identical to that resulting from a reverse merger, except no goodwill or other intangible assets will be recorded as a result of the Merger. Accordingly, the Company did not recognize goodwill or any other intangible assets in connection with the transaction. PTNV is treated as the acquirer for accounting purposes. Therefore, the historic financial statements prior to the Merger are those of PTNV and post merger, the financial statements represent the consolidated financial position and operating results of Company and its wholly-owned subsidiary, Post Tension of Nevada. All retained earnings of PTNV were recapitalized to retained earnings as of the merger date. The shares in question were issued by PTNV prior to the Merger and thus increased valuation of the shares issued resulted in an increase to additional paid in capital and a corresponding decrease to retained earnings of PTNV. Because all retained earnings of PTNV were recapitalized to additional paid in capital on the merger date, there was no effect upon the previously reported balance sheets.
     There was no corresponding tax effect, since PTNV was an S Corporation prior to the Merger. All tax benefits associated with the additional expense associated with increased valuation of the shares issued are a benefit to the S Corporation shareholders prior to the completion of the Merger.

AMERICAN POST TENSION, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

American Post Tension, Inc.
Date	April 1, 2008	By	/s/ Edward Hohman

Name: Edward Hohman
Chairman and Chief Executive Officer